Exhibit 99.1

Driver Management Releases Statement and Presentation Regarding First United’s Board of Directors

Analysis Highlights a Culture of Disdain for Shareholders and Corporate Governance Norms

Questions Why First United Will Not Test the Market to Determine For Itself What Price Can Be Obtained Via a Sale of the Company

Will Nominate Highly-Qualified, Independent Directors if the Board Continues to Prioritize Self-Preservation Over Shareholder Value

BUSINESSWIRE – NEW YORK, NEW YORK – Driver Management Company LLC (“Driver”), the manager of certain vehicles that collectively hold more than 5% of the outstanding shares of First United Corporation (“First United” or the “Company”) (NASDAQ: FUNC), today issued the below statement to accompany its presentation focused on the failures and shortcomings of First United’s Board of Directors (the “Board”). The presentation—“First United: Shareholders Last”—can be downloaded and viewed here.

Abbott Cooper, founder and managing member, commented:

“Driver firmly believes First United is worth significantly more than its current trading price in a sale. We’ve provided the Board with detailed analysis supporting this conclusion while also repeatedly inviting the disclosure of any credible plan that suggests First United can deliver sale-level value to shareholders as a standalone bank. Not only has the Board failed to disclose or indicate it has a viable strategy for delivering that type of value, but it now appears to have hired advisors—obviously at shareholders’ expense—to further entrench itself and presumably try to spin shareholders.

Given the positive market reaction since Driver first called for a sale, this approach seems almost as irresponsible as the Board’s unwillingness to test the market and find out what one of the many suitable buyers in the space might pay for First United. It’s unfortunate that the road to significantly greater shareholder value appears to be obstructed right now by a group of directors that seem to care more about clinging to the perks and prestige of directorship than anything else. If the current Board continues prioritizing self-preservation over shareholder value in this manner, Driver will have no choice but to nominate its own slate of three highly-qualified, independent director nominees ahead of First United’s next annual meeting. The Board now has a clear choice: force an irrational, wasteful proxy contest to try to save itself or fulfill its obligations to shareholders by initiating a sale process.

Based on the facts highlighted in our presentation, a wholesale shakeup of the Board is sorely needed and long overdue—and Driver is fully prepared to deliver that shakeup. Rather than wait for the outcome of a contested election, however, we invite the Board to redeem itself and salvage its reputation by taking prompt action to halt the futile waste of corporate resources and pursue a sale that can benefit all shareholders. To paraphrase George Clinton, it’s time to find out who wants the FUNC.”

Driver is being advised by Kluk Farber Law and Olshan Frome Wolosky.

About Driver Management Company

Driver employs a valued-oriented, event-driven investment strategy that focuses exclusively on equities in the U.S. banking sector. The firm’s leadership has decades of experience advising and engaging with bank management teams and boards of directors on strategies for enhancing shareholder value. For information, visit www.drivermanagementcompany.com.

Contacts

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Greg Marose / Charlotte Kiaie, 347-343-2999

gmarose@profileadvisors.com / ckiaie@profileadvisors.com